SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                 SCHEDULE 13G

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
          AND(d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                  Amendment #1


                                  WEBHIRE, INC.
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                         (Title of Class of Securities)


                                    76126W108
                                 (CUSIP NUMBER)


                           033 Asset Management, LLC
                                125 High Street
                                   14th Floor
                          Boston, Massachusetts 02110
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               - with copies to -

                          Michael G. Tannenbaum, Esq.
                   Tannenbaum Helpern Syracuse & Hirschtritt
                         900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700


                               December 31, 2000
             (Date of Event which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_|  Rule 13d-1-(b)
           |X|  Rule 13d-1-(c)
           |_|  Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              Page 1 of 6 Pages

CUSIP No. 76126W108

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

     033 Asset Management, LLC
     --------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

a.   __________________________________________________________

b.   __________________________________________________________

3.   SEC Use Only _____________________________________________

4.   Citizenship or Place of Organization:   Delaware
                                           ----------------

    Number of Shares  5.  Sole Voting Power          0
                                           ---------------------
      Beneficially
       Owned by       6.  Shared Voting Power        0
                                             -------------------
       Each
       Reporting      7.  Sole Dispositive Power     0
                                               -----------------
       Person
       With           8.  Shared Dispositive Power   0
                                                  --------------

9.  Aggregate Amount Beneficially Owned by Each Reporting Person      0
                                                                ----------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)  ______________________________________

11. Percent of Class Represented by Amount in Row 9  0%
                                                   -----------------------------

12. Type of Reporting Person (See Instructions)      00
                                              ----------------------------------


                               Page 2 of 6 Pages

CUSIP No. 76126W108

ITEM 1(a)  NAME OF ISSUER:

     Webhire, Inc.

ITEM 1(b)  ADDRESS OF ISSUER:

     91 Hartwell Avenue
     Lexington, MA  02173

ITEM 2(a)  NAME OF PERSON FILING:

     033 Asset Management, LLC

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:


     The address of the reporting person is:

     125 High Street
     14th Floor
     Boston, MA 02110

ITEM 2(c)  CITIZENSHIP:

     Delaware,  USA

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

     Common Stock, $0.01 par value

ITEM 2(e)  CUSIP NUMBER:

     76126W108

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange Act of 1934, check whether the filing person is a:


                               Page 3 of 6 Pages

CUSIP No. 76126W108


a. | |   Broker or dealer registered under Section 15 of the Act,
    -
b. | |   Bank as defined in Section 3(a)(6) of the Act,
    -
c. | |   Insurance Company as defined in Section 3(a)(19) of the Act,
    -
d. | |   Investment Company registered under Section 8 of the Investment
    -    Company Act,
e. | |   Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
    -
f. | |   Employee Benefit Plan, or Endowment Fund in accordance with
    -    Rule 13d-1(b)(1)(ii)(F),
g. | |   Parent Holding Company or Control Person, in accordance with
    -    Rule 13d-1(b)(ii)(G);  (Note: SEE Item 7),
h. | |   A savings association as defined in Section 3(b) of the Federal
    -    Deposit Insurance Act (12 U.S.C. 1813);
i. | |   A church plan that is excluded from the definition of an investment
    -    company under section 3(c)(14) of the Investment Company Act of 1940;
j. | |   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
    -


ITEM 4   OWNERSHIP:

     (a)  Amount Beneficially Owned:  0

     (b)  Percent of Class:  0%

     (c)  Number of shares as to which such person has:

          (i)       sole power to vote or to direct the vote:

                    0

          (ii)      shared power to vote or direct the vote:

                               Page 4 of 6 Pages

CUSIP No. 76126W108

          (iii)     sole power to dispose or to direct the disposition of:

                    0

          (iv)      shared power to dispose or direct the disposition of:

                    0

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not applicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable

ITEM 9    NOTICE OF DISSOLUTION OF GROUP:

          Not applicable

ITEM 10   CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 Pages

CUSIP No. 76126W108


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 23, 2001
--------------------------------------------------------------------------------
Date

/s/ Lawrence C. Longo
--------------------------------------------------------------------------------
Signature


Lawrence C. Longo, Chief Operating Officer
--------------------------------------------------------------------------------
Name/Title





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